UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . .
.. .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21591	                                  August 11, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO     X       MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

American Century Asset Allocation Portfolios, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

4500 Main Street, Kansas City, Missouri, 64111




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.:
We have examined management's assertion included in the accompanying Management Statement regarding compliance with certain provisions of the Investment Company Act of 1940 that American Century Asset Allocation Portfolios, Inc. (the ?Corporation?), comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice
Portfolio: Conservative, One Choice Portfolio: Moderate, One
Choice
Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (each a ?Portfolio? and collectively, the ?Portfolios?), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (?the Act?) as of May 29,
2009.  Management is responsible for the Corporation?s
compliance
with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation?s compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public
Accountants, as adopted by the Public Company Accounting
Oversight
Board (United States), and, accordingly, included examining, on
a
test basis, evidence about the Corporation?s compliance with those
requirements and performing such other procedures as we
considered
necessary in the circumstances.  Included among our procedures were
the following tests performed as of May 29, 2009, and with
respect
to agreement of security purchases and sales, for the period from
February 27, 2009 (the date of our last examination) through May
29, 2009:
?    Confirmation of all securities held with American Century
Services, LLC (an affiliated entity), the transfer agent of the underlying mutual funds held by each of the Portfolios.
?    Reconciliation of all such securities to the books and
records of
each of the Portfolios and American Century Services, LLC.
?    Agreement of 7 security purchases and 7 security sales
since
February 27, 2009 (the date of our last examination), from the books and records of the corresponding Portfolios to the books and records of American Century Services, LLC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation?s compliance with specified requirements.
In our opinion, management's assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of May 29, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Directors of American Century Asset Allocation Portfolios, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
Deloitte & Touche LLP
Kansas City, Missouri
August 11, 2009






Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of American Century Asset
Allocation
Portfolios, Inc. (the ?Corporation?) comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio:
Very Conservative, One Choice Portfolio: Conservative, One
Choice
Portfolio: Moderate, One Choice Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (collectively, the ?Portfolios?), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, ?Custody of Investments by Registered Management Investment Companies,? of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation?s compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of May 29, 2009, and from February 27, 2009 through May
29, 2009.
Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of May 29, 2009 and from February 27, 2009 through May 29, 2009, with respect to securities reflected in the investment accounts of each of the Portfolios.

American Century Asset Allocation Portfolios, Inc.

By:
Robert J. Leach
Vice President, Treasurer and Chief
Financial Officer
American Century Asset Allocation
Portfolios, Inc.